

June 3, 2011

Mr. Miles White
Chairman and Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

**Re: Abbott Laboratories
        Form 10-K for the Year Ended December 31, 2010
        Filed February 18, 2011
        File No. 001-02189**

Dear Mr. White:

We have reviewed your responses dated April 28 and May 6, 2011 to our March 31, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Results of Operations
Research and Development Programs, page 38

1. Refer to your response to comment two. Please address the following by providing us proposed disclosure to be included in future periodic reports:
    - The amount of R&D expense by segment, and the amount not allocated to a segment and what that amount represents;
    - A description of the R&D process by segment similar to what you provided in your response;
    - How you manage the research and development expenses (i.e. on a portfolio basis to achieve a targeted spend);
    - That you do not regularly accumulate research and development expenses for a particular therapeutic area or development phase or make management decisions based on this data; and
    - The month and the year that you entered the late phase for those projects that you disclose in late phase development.

We encourage you to propose any additional disclosure that you believe is necessary to describe limitations necessary to provide further context to the disclosures requested above.

2. Refer to your response to comment two. As previously requested, provide us information regarding the remaining term of patents for each late stage project you disclose. If you do not know or cannot estimate the remaining patent life for a particular patent(s) associated with a project(s), please tell us the specific facts and circumstances governing this limitation.

3. Please refer to page 39 and 40 and provide us proposed disclosure to be included in future periodic reports that explains whether Medical Optics and Molecular and Core Laboratory Diagnostics are part of the Diagnostics segment and to which segment Diabetes Care belongs.

Note 5- Taxes on Earnings, page 69

4. We acknowledge your response to prior comment seven. Since your annual accruals for uncertain tax positions appear to exceed the five percent threshold in Rule 4-08(h) of Regulation S-X, please provide us proposed disclosure to be included in future periodic reports showing the amount and nature of this reconciling item of your statutory income tax rate to your effective tax rate.

Schedule II – Valuation and Qualifying Accounts, page 95

5. We acknowledge your response to prior comment 5. Please provide proposed disclosure to be included in future periodic reports that explains your charge-off policy, provides the amount of accounts receivable past due over one year as of the end of each period presented, the reason that amounts charged-off over the past several years have been so small relative to the balance of the allowance for doubtful accounts, and why the recorded balance for the allowance for doubtful accounts is not excessive in view of amounts past due and charged-off.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant